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Exhibit 99.(a)(5)(A)

Sanmina-SCI Announces Tender Offer to Repurchase Zero Coupon Convertible Subordinated Debentures due 2020

SAN JOSE, CA—February 17, 2005—Sanmina-SCI Corporation (NASDAQ NM: SANM) announced today that it is commencing a cash tender offer for up to $735,632,000 aggregate principal amount at maturity of its outstanding Zero Coupon Convertible Subordinated Debentures due 2020 (the "Debentures") at a purchase price of $543.75 for each $1,000 principal amount at maturity of Debentures. The tender offer will expire at 12:00 midnight, New York City time, on Friday, March 18, 2005, unless extended or earlier terminated by Sanmina-SCI. The offer amount represents approximately 64.3% of the $1,143,842,000 aggregate principal amount at maturity of Debentures outstanding as of February 17, 2005.

The terms and conditions of the tender offer will appear in Sanmina-SCI's offer to purchase and the related letter of transmittal. Copies of these and other related documents will be mailed to all holders of the Debentures. The tender offer is not conditioned on a minimum amount of the Debentures being tendered. The tender offer for the Debentures is subject to certain conditions described in the offer to purchase, including the closing of Sanmina-SCI's announced offering of $400 million aggregate principal amount of Senior Subordinated Notes due 2013. Subject to applicable law, Sanmina-SCI may, in its sole discretion, waive any condition applicable to the tender offer and may extend or otherwise amend the tender offer.

This press release is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any of the Debentures or any other security. The tender offer may only be made pursuant to the offer to purchase and the letter of transmittal. Holders of Debentures should read those materials carefully because they will contain important information, including the various terms of and conditions to, the offer.

Banc of America Securities LLC is the exclusive dealer manager for the tender offer, Georgeson Shareholder Communications Inc. is the information agent, and Wells Fargo Bank, N.A., is the depositary. Copies of the offer to purchase, letter of transmittal and related documents may be obtained at no charge from the information agent at (212) 440-9800 (banks and brokerage firms) and (800) 456-6112 (all others), or from the SEC's web site at www.sec.gov. Questions and requests for assistance concerning the offer may be directed to Banc of America Securities LLC, at (212) 933-2200 (collect) or (888) 583-8900 x2200.

About Sanmina-SCI

Sanmina-SCI is a leading electronics contract manufacturer serving growing segments of the global electronics manufacturing services (EMS) market. Sanmina-SCI provides end-to-end manufacturing solutions, delivering quality and support to large OEMs primarily in the communications, defense and aerospace, industrial and medical instrumentation, and computer technology and multimedia sectors. Sanmina-SCI has facilities located in regions throughout the world. Information about Sanmina-SCI is available at www.sanmina-sci.com.

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  Exhibit 99.(a)(5)(A)